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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

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                                MEADOWCRAFT, INC.
                            (Name of Subject Company)

                                MEADOWCRAFT, INC.
                               MWI ACQUISITION CO.
                                 SRB-MWI, L.L.C.
                                SAMUEL R. BLOUNT
                       (Names of Persons Filing Statement)




            COMMON STOCK,                               58320410
      PAR VALUE $.01 PER SHARE            (CUSIP Number of Class of Securities)
   (Title of Class of Securities)

          TIMOTHY M. LEROY                          SAMUEL R. BLOUNT
PRESIDENT AND CHIEF OPERATING OFFICER                   MANAGER
          MEADOWCRAFT, INC.                          SRB-MWI, L.L.C.
     4700 PINSON VALLEY PARKWAY                4700 PINSON VALLEY PARKWAY
     BIRMINGHAM, ALABAMA  35215                BIRMINGHAM, ALABAMA 35215
     TELEPHONE: (205) 853-2220                 TELEPHONE: (205) 853-2220



            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                             Copies to:
  W. CLARK GOODWIN, ESQ.                    ANNE C. FOSTER                         PAUL S. BIRD, ESQ.
RITCHIE & REDIKER, L.L.C.              RICHARDS, LAYTON & FINGER                  DEBEVOISE & PLIMPTON
  312 NORTH 23RD STREET                   ONE RODNEY SQUARE                        875 THIRD AVENUE
BIRMINGHAM, ALABAMA 35203                   P.O. BOX 551                       NEW YORK, NEW YORK 10022
TELEPHONE: (205) 251-1288             WILMINGTON, DELAWARE 19899               TELEPHONE: (212) 909-6000
                                       TELEPHONE: (302) 658-6541

This statement is filed in connection with (check the appropriate box):

a.     [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     [ ] The filing of a registration statement under the Securities Act of
           1933.

c.     [X] A tender offer.

d.     [ ] None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

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                            CALCULATION OF FILING FEE
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
         $53,157,190                                   $10,631.44

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*        Calculated by multiplying $10.00, the per share tender offer price, by
         5,315,719, the number of shares of Common Stock sought in the Offer.

**       1/50 of 1% of Transaction Valuation.
         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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  Amount Previously Paid: $10,631.44           Filing Party: MWI Acquisition Co.
  Form or Registration No.: Schedule 14D-1     Date Filed: May 19, 1999





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                                  INTRODUCTION

           This Amendment No. 2 (this "Amendment") amends and supplements, and constitutes the final amendment to, the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") originally filed on May 19, 1999 by (i) SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), (ii) MWI Acquisition Co., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Parent, (iii) Meadowcraft, Inc., a Delaware corporation (the "Company"), and (iv) Samuel R. Blount, as amended by Amendment No. 1 thereto, dated June 17, 1999, relating to the tender offer by Purchaser for all of the issued and outstanding shares (the "Shares") of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

           All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.


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ITEM 4.    TERMS OF THE TRANSACTIONS

     Item 4(a) of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

           On June 30, 1999 the merger of Purchaser with and into Meadowcraft, pursuant to the short-form merger provisions of the Delaware General Corporation Law, was completed and Meadowcraft thereby became a wholly-owned subsidiary of Purchaser. In the merger, Shares not owned by Purchaser or its affiliates were converted into the right to receive $10.00 per Share in cash, subject to appraisal rights.

ITEM 10.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 10(a) and (b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

           At 12:00 midnight, New York City time on Thursday, June 17, 1998, the Offer expired. A total of 5,023,849 Shares (or approximately 94.5% of the issued and outstanding Shares not already owned by Purchaser and its affiliates) were purchased pursuant to the Offer. The Purchaser has accepted for payment and paid for all such Shares at the Offer Price of $10.00 per Share, in cash, net to the tendering stockholder.

           A copy of the press release issued by Purchaser on June 18, 1999, announcing the expiration of the Offer and the preliminary results thereof, is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS

     Item 17 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

     (a)(12)    Press release issued by Purchaser on June 18, 1999.*






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*  Incorporated by reference to Amendment No. 3 to the Statement on Schedule
   14D-1 filed by Purchaser, Parent and Mr. Blount on July 1, 1999.







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                                   SIGNATURE


           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                   SRB-MWI, L.L.C.

                                   By: /s/ Samuel R. Blount
                                       ----------------------------------------
                                       Name:  Samuel R. Blount
                                       Title  Manager


                                   MWI ACQUISITION CO.

                                   By: /s/ Samuel R. Blount
                                       ----------------------------------------
                                       Name:  Samuel R. Blount
                                       Title  Chairman and Chief Executive
                                              Officer


                                   SAMUEL R. BLOUNT

                                   /s/ Samuel R. Blount
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                                   MEADOWCRAFT, INC.


                                   By: /s/ Steven C. Braswell
                                       ----------------------------------------
                                       Name:  Steven C. Braswell
                                       Title  Vice President--Finance
                                              and Chief Financial Officer

July 1, 1999

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